

December 20, 2012

Taylor V. Edwards, Esq.
Vice President & Senior Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York   10281-1008

> Re: Oppenheimer Global Real Estate Fund
>   Files Nos.: 333-185116; 811-22771

Dear Mr. Edwards:

We have reviewed the registration statement on Form N-1A, filed on November 21, 2012, for the Oppenheimer Global Real Estate Fund (the "Fund"). Based upon Securities Act Release No. 6510 and the representations contained in your letter dated November 21, 2012, we conducted a selective review of the registration statement. We have the following comments.

Prospectus

General

1. The heading on page 2 should read "The Summary Prospectus," not "To Summary Prospectus." Also, as we have commented in past filings, we request that you add page numbers to your N-1A, for ease of reference.

2. The prospectus states in the Principal Investment Strategies section that the Fund invests a "substantial portion" of its assets in a number of different countries throughout the world and that under normal circumstances the Fund will invest in at least three different countries. The prior sentence states that the Fund will invest at least 80% in real estate companies. Given that the term "global" is in the Fund's name, please expressly describe how the Fund will invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, as n. 42 (Jan.17, 2001).   For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.,* at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.   Also, given that the Fund's name includes "real estate" in its name, please

disclose the percentage the Fund will invest in real estate companies and real estate securities.

3. The section titled "Top-Down Analysis" references a sub-sub-advisor, Cornerstone Real Estate Advisers, Inc. Please briefly disclose the advisory structure of the Fund -- for example, who is the sub-advisor, are there section 18 advisory contracts applicable to all parties, and what are the basic terms of the sub-sub-advisor contract?

    Principal Investment Strategies and Risks

4. The prospectus states in the section "Real Estate Investments," that the Fund will focus on REITs, REOCs and other real estate related securities. Please define the term "real estate related securities" when it is first used to describe the Fund's investments and clarify what it includes. Also, please disclose the meaning of "international REIT-like entities."

5. Please disclose the significance of referencing the "FTSE EPRA/NAREIT GLOBAL INDEX," given that the prospectus states that the Fund may invest in securities that are not in that index. Please disclose how the Fund choses the REITS and REOCs it will invest in.

6. In the sections regarding the risks of investing in real estate, real estate debt, and real estate related debt securities, please add disclosure regarding recent economic and real estate market developments that may make the risks greater. For example, please add any relevant disclosure regarding the recent changes in the real estate market.

7. The principal risks include investing in foreign securities and investing in developing and emerging markets. Please expand the risks to include any special risks in investing in *real estate* in foreign, developing, and emerging countries.

8. The Fund can invest in derivatives. Please disclose the maximum amount of assets that will be invested in derivatives. Please disclose the specific reason the Fund will invest in derivatives. Also, please distinguish purchasing derivatives from selling them and also disclose that derivative instruments may be used for hedging and speculation. In general, *see* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

9. The prospectus states that the Fund can invest in Oppenheimer Institutional Money Market Fund. The fee table does not include a line item for Acquired Fund Fees and Expenses. In the event the AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in the fee table.

10. The prospectus states that the Fund may invest in Hybrid REITS. Please add a risk factor regarding investing in such REITS.

<u>The Manager and the Sub-Advisor</u>

11. This section discloses the existence of a manager, a sub-advisor and a sub-sub-advisor. Please provide a brief discussion disclosing the relationship of all parties to the Fund's operations (*i.e.*, Fund, the Adviser, sub-Advisers, the sub-sub-Advisor, and the portfolio managers). Please disclose whether any of their functions are duplicative and whether any fees are paid for duplicative services.

Statement of Additional Information

12. The SAI states that the Fund will invest in repurchase agreements. Please disclose the Fund's policy on the amount it may invest in repurchase agreements.

13. Please file as exhibits the advisory contracts entered into by the manager, sub-advisor, and the sub-sub-advisor. Also, please confirm that the substantive terms of the contracts are fully described in the SAI.

General Comments

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel